UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number: 001-33857

VANCEINFO TECHNOLOGIES INC.

3/F, Building 8, Zhongguancun Software Park

Haidian District, Beijing 100094

People’s Republic of China

+86 (10) 8282-5266

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

VANCEINFO TECHNOLOGIES INC.

Form 6-K

Page
Signature 3	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCEINFO TECHNOLOGIES INC.

By:	/s/ Chris Shuning Chen
Name:	Chris Shuning Chen
Title:	Chairman and Chief Executive Officer

Date: May 9, 2008

Exhibit 99.1

VanceInfo Reports Higher Results for the First Quarter 2008

Beijing, May 9, 2008 – VanceInfo Technologies Inc. (NYSE:VIT), an IT service provider and one of the leading offshore software development companies in China, today reported its unaudited financial results for the first quarter ended March 31, 2008.

First Quarter 2008 Financial and Operating Highlights

•	Net revenues in the first quarter of 2008 increased 96.5 % to US$20.5 million from the first quarter of 2007.

•	Gross profit margin in the first quarter was 38.0%, compared to 37.8% in the same period in 2007.

•

Net income for the first quarter of 2008 increased 138.3% to US$3.1 million from the first quarter of 2007. The net margin for the first quarter of 2008 increased to 14.9% from 12.3% in the first quarter of 2007. Non-GAAP net income, which excludes share-based compensation expense, was $3.4 million, up 126.0% from $1.5 million a year ago.

•	Employees totaled 4,002, including 3,488 billable professionals, as of March 31, 2008.

“Success at winning new business, ability to execute well for our clients, enhanced domain knowledge and effectiveness in managing our high growth rate have resulted in our very good operating and financial performance in the first quarter,” said Mr. Chris Chen, Chairman and Chief Executive Officer of VanceInfo. He continued, “The Chinese economy continues to grow at a healthy pace and has enabled us to increase our near-shore services with multinational companies doing business in China. Meanwhile, our expanded sales efforts in the United States have generated strong potential for additional growth. Considering all the relevant factors, I continue to believe that 2008 will be an outstanding year for VanceInfo.”

First Quarter 2008 Financial Results

Due to the seasonal nature of its business, the company presents financial analysis on a year-over-year basis between the first quarter of 2008 and the first quarter of 2007 as in the following paragraphs.

Net Revenues

Net revenues were $20.5 million in the first quarter of 2008, up 96.5% from $10.4 million in the first quarter of 2007. The increase in net revenues was primarily due to winning new customers, expanding our work with current clients, and the addition of clients from our acquisitions in 2007.

Net Revenues by Service Lines

Net revenues from research & development services grew 79.3% during the first quarter of 2008 from the first quarter of 2007 and accounted for the majority of the company’s revenues. Net revenues from application development & maintenance had the strongest growth in the first quarter, up 260.6% from the first quarter of last year. The continued strength in these two service lines compensated the overall seasonal weakness during the first quarter.

	Three Months Ended March 31, 2008		Three Months Ended March 31, 2007
	(in US$ thousands, except percentages)
Research & development services	$12,020	58.6%	$6,705	64.3%
Globalization & localization	901	4.4%	865	8.3%
Enterprise solutions	2,352	11.5%	735	7.0%
Application development & maintenance	3,725	18.2%	1,033	9.9%
Quality assurance & testing	1,504	7.3%	1,097	10.5%

Total net revenues	$20,502	100.0%	$10,435	100.0%

Net Revenues by Geographic Markets

Based on the location of our clients’ headquarters, the United States continued to be the company’s largest geographic market, accounting for $12.6 million or 61.5% of net revenues in the first quarter of 2008, followed by 12.8% from clients headquartered in Europe, 12.8% in China and 12.7% in Japan.

Measuring the company’s revenues by geographic markets based on the location of the contract signing entities, rather than the location of the clients’ headquarters, China accounted for 68.2% of net revenues in the first quarter 2008, while the United States accounted for 18.3% and Japan accounted for 9.0% in the same period. This supplemental geographic analysis provides an additional measure for assessing the company’s geographic participation and highlights the company’s involvement in the expanding Chinese market. Accordingly, during the first quarter, the company experienced limited effect from the U.S. economic slowdown, and for the same reason, only 20.8% of the company’s net revenues in the first quarter of 2008 were subject to any effect from the U.S. dollar depreciation.

Largest Clients

The total revenues from the company’s two largest clients, Microsoft and IBM, accounted for 31.4% of the company’s net revenues in the first quarter of 2008, compared to 46.4% in the first quarter of 2007. Similarly, revenues from the top five clients totaled 51.1% of net revenues in the quarter, compared to 65.7% in the first quarter of 2007.

Gross Profit and Gross Profit Margin

Gross profit in the first quarter of 2008 was $7.8 million, an increase of 97.5% from $3.9 million in the first quarter of 2007. Gross profit margin was 38.0% in the first quarter of 2008, up slightly from 37.8% in the first quarter of 2007, as the company continued to optimize its service mix with higher average billing rates while effectively managing employee costs.

Operating Expenses

Sales and marketing expenses were $1.0 million in the first quarter 2008, up 244.4% from $0.3 million in the first quarter of 2007. The increase was due to the hiring of several experienced sales professionals in the United States in the second half of 2007. General and administrative expenses were $4.3 million in the first quarter of 2008, up 85.7% from $2.3 million a year ago. The increase was consistent with the company’s growth as well as higher administrative costs associated with being a public company.

Operating Income and Operating Profit Margin

Operating income in the first quarter of 2008 was $2.6 million, up 97.5% from $1.3 million in the first quarter 2007. Operating profit margin was 12.7% in the first quarter of 2008, compared with 12.6% in the first quarter of 2007.

Provision for income taxes

The provision for income taxes was $0.6 million in the first quarter of 2008, compared to $0.1 million in the first quarter of 2007. The provision was higher than expected due to uncertainties in implementing the new Chinese Enterprise Income Tax Regulation that became effective in 2008. The provision in the first quarter of 2008 assumes that the company’s main operating entity would not receive the renewal of its High and New Technology Enterprise status under the new regulation in current year and, therefore, cannot enjoy the preferential tax rates in 2008.

Net Income and EPS

Net income in the first quarter of 2008 was $3.1 million, up 138.3% from $1.3 million in the first quarter of 2007. The net margin was 14.9% in the first quarter of 2008, a significant increase over the 12.3% net margin achieved in the first quarter of 2007. Non-GAAP net income, which excludes share-based compensation expense, was $3.4 million, up 126.0% from $1.5 million a year ago. Non-GAAP net margin was 16.6%, compared to 14.4% in the prior year period. The increase in net income was primarily due to higher operating income, higher interest income and foreign exchange gains, partly offset by the higher provision for income taxes.

Diluted earnings per share (“EPS”) were $0.08 in the first quarter, compared to $0.02 in the first quarter 2007. Non-GAAP diluted EPS, which excludes share-based compensation expense, was $0.08 in the first quarter, compared to $0.05 in the first quarter 2007, assuming conversion of the preferred shares for the prior year period.

The non-GAAP measures are described below and reconciled to the corresponding GAAP measures in the section below titled “About Non-GAAP Financial Measures.”

Recent Developments

Increased Equity Ownership in Shanghai Solutions

On April 10, 2008, VanceInfo signed a definitive agreement to acquire an additional 10% of Shanghai Solutions, a 75% owned subsidiary of the company, from NEC System Technologies Ltd. (“NECST”), a subsidiary of NEC Corporation. In connection with the transaction, NECST will receive $0.1 million in cash and 58,348 ordinary shares of VanceInfo Technologies Inc., which will be subject to a staggered lockup period of up to three years. The transaction will further strengthen the relationship between VanceInfo and NECST, which is one of the company’s top 10 customers.

Opening of New Delivery Center

During the first quarter of 2008, the company opened a new delivery center in Chengdu, a city in Southwest China. The opening of the new office is part of the company’s strategy to further expand into select second-tier cities in China to utilize the local engineering talents with relatively lower costs in the regions.

Acquisition of Professional Team in Support of Huawei

On April 30, 2008, the company acquired a team of engineers from Shenzhen Createam Software Development Co., Ltd. (“Createam”), a small Shenzhen-based supplier to Huawei Technologies. Approximately 80 experienced IT professionals joined the company in connection with the transaction, which enhanced VanceInfo’s workforce in Shenzhen, where Huawei is headquartered. The move provides the opportunity to further strengthen VanceInfo’s relationship with Huawei, which is consolidating service providers in an effort to achieve higher efficiency and service quality. The acquisition consideration is not material to VanceInfo.

Huawei Technologies is a leader in the next generation telecommunications networks. VanceInfo provides software development and testing services to Huawei in business software, mobile terminals, wireless systems and IT services. In March 2008, Huawei Software ranked VanceInfo as its Number One vendor for R&D services.

Enhancement in Management Structure

David Chen, previously Chief Operating Officer of VanceInfo, was appointed President of the company effective March 7, 2008. He is also a member of the newly formed CEO Office, along with CEO Chris Chen and CFO Sidney Huang.

During the first quarter 2008, the company established a Corporate Planning Department that reports directly to the CEO Office and helps drive the implementation of the company’s strategic initiatives.

Outlook for the Second Quarter and Full Year 2008

VanceInfo expects to generate net revenues between US$22 million and US$23 million in the second quarter of 2008, representing a 47% to 54% increase from the second quarter of 2007. Second quarter diluted EPS is expected to be approximately US$0.08 on a GAAP basis and US$0.09 on a non-GAAP basis, which excludes share-based compensation, based on 40.5 million total ADS-equivalent average shares outstanding. Strong fundamental outlook is partially offset by lower interest income and higher potential income tax provisions.

Based on the company’s current understanding of the new Chinese Enterprise Income Tax Regulation, the company estimates its effective tax rate for 2008 at this time to be between 8% and 16%. There are currently divergent views on how the new regulation will be implemented. The company’s ultimate applicable tax rate will depend on many factors, including whether its main operating entity will receive a renewal of its High and New Technology Enterprise status under the new regulation and whether any of the proposed preferential tax rules for software enterprises are materialized.

For the full year 2008, the company maintains the guidance that it provided in its fourth quarter 2007 earnings release and expects:

•	Net revenues to be between US$92 million and US$96 million, representing a 47% to 53% increase from 2007.

•

Diluted EPS to be between US$0.34 and US$0.38 on a GAAP basis, and non-GAAP diluted EPS excluding share-based compensation to be between US$0.37 and US$0.41, based on 40.6 million total ADS-equivalent average shares outstanding.

•	Total headcount by the end of 2008 to be between 4,800 and 5,000.

Conference Call

VanceInfo will host a conference call and live webcast to discuss the quarter’s results and outlook at 8:30 AM Eastern Standard Time (8:30 PM Beijing/Hong Kong time) on May 9, 2008. Please dial-in five to ten minutes prior to the call to register and receive further instructions. The dial-in details for the live conference call are:

- U.S. Toll Free Number:	+1 866-800-8649

- International dial-in number:	+1 617-614-2703

- Hong Kong dial-in number:	+852 3002-1672

Passcode:	VanceInfo

The conference call will be available live by webcast on the Investors section of VanceInfo Technologies website at http://ir.vanceinfo.com. The archive replay will be available on VanceInfo’s website shortly after the call.

A dial-in replay of the conference call will be available until 12:00 p.m. EST, May 16, 2008 at +1 888-286-8010 or +1 617-801-6888; Passcode: 68101204.

About VanceInfo

VanceInfo Technologies Inc. is an IT service provider and one of the leading offshore software development companies in China. VanceInfo ranked among the top three Chinese offshore software development service providers for the North American and

European markets as measured by 2006 revenues, according to International Data Corporation. VanceInfo’s comprehensive range of IT services includes research & development services, enterprise solutions, application development & maintenance, quality assurance & testing, and globalization & localization. VanceInfo provides these services primarily to corporations headquartered in the United States, Europe, Japan, and China, targeting high-growth industries such as technology, telecommunications, financial services, manufacturing, retail, and distribution.

Safe Harbor

This news release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as will, should, expects, anticipates, future, intends, plans, believes, estimates, and similar statements. Among other things, the management’s quotations and “Outlook for the Second Quarter and Full Year 2008” contain forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, the company’s dependence on a limited number of clients for a significant portion of its revenues, the overall economic growth in its principal geographic markets, the quality and portfolio of its services lines and industry expertise, and the availability of a large talent pool in China and supply of qualified professionals, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks is included in VanceInfo’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. All information provided in this news release and in the attachments is as of May 9, 2008, and VanceInfo does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement VanceInfo’s consolidated financial results presented in accordance with GAAP, VanceInfo uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, and diluted EPS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to comparable GAAP measures” set forth at the end of this release.

VanceInfo believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance from a cash perspective. The company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP net income excluding share-based compensation expenses, and diluted EPS excluding share-based compensation expenses is that these non-GAAP measures exclude the share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

VanceInfo Technologies Inc.

Condensed Consolidated Balance Sheets (Unaudited)

(In US dollars in thousands)

	March 31 2008	December 31 2007
Assets
Current assets
Cash and cash equivalents	$76,836	$78,206
Accounts receivable	27,608	24,708
Other current assets	5,953	5,879

Total current assets	110,397	108,793

Property and equipment, net	9,157	7,999
Goodwill and other intangible assets	14,669	11,701
Other long-term assets	1,079	583

Total assets	$135,302	$129,076

Liabilities, minority interest, and shareholders’ equity
Current liabilities	$18,310	$17,114
Other liabilities	1,159	954

Total liabilities	19,469	18,068
Minority interest	606	630
Shareholders’ equity (a)	115,227	110,378

Total liabilities, minority interest, and shareholders’ equity	$135,302	$129,076

(a)	As of March 31, 2008, there were 37,198,907 ordinary shares issued and outstanding.

VanceInfo Technologies Inc.

Condensed Consolidated Statements of Operations (Unaudited)

(In US dollars in thousands, except per share data)

	Three months ended March 31,
	2008	2007
Net revenues	$20,502	$10,435
Cost of revenues (1)	12,718	6,493

Gross Profit	7,784	3,942

Selling and marketing expenses (1)	978	284
General and administrative expenses (1)	4,343	2,339
Other operating income	144	1

Income from operations	2,607	1,320

Interest Income	667	210
Interest expenses	23	—
Foreign currency exchange gains (losses)	376	(73)
Change in fair value of warrants	—	41

Income before income taxes and minority interest	3,627	1,416
Provision for income taxes	591	107

Income before minority interest	3,036	1,309
Minority Interest	24	(25)

Net Income	$3,060	$1,284

Earnings per share
Basic - ordinary share	$0.08	$0.02
Basic - Series A convertible redeemable preferred share	N/A	0.06
Basic - Series B-1 convertible redeemable preferred share	N/A	0.06
Basic - Series B-2 convertible redeemable preferred share	N/A	0.08
Diluted - ordinary share	0.08	0.02

Weighted average shares outstanding
Basic - ordinary share	37,199	8,802
Basic - Series A convertible redeemable preferred share	—	7,175
Basic - Series B-1 convertible redeemable preferred share	—	2,990
Basic - Series B-2 convertible redeemable preferred share	—	6,380
Diluted - ordinary share	40,188	9,669

(1)	Depreciation and amortization expenses totaled $0.8 million and $0.4 million for the three months ended March 31, 2008 and 2007, respectively.

VANCEINFO TECHNOLOGIES INC.

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(In US dollars in thousands, except per share data and percentages)

	Three Months Ended March 31, 2008					Three Months Ended March 31, 2007
	GAAP	Adjustments			Non-GAAP	GAAP	Adjustments			Non-GAAP
Net income	$3,060	$346	(a	)	$3,406	$1,284	$223	(b	)	$1,507
Net margin	14.9%	1.7%	(a	)	16.6%	12.3%	2.1%	(b	)	14.4%
Average shares (c)	40,188	—			40,188	9,669	18,141			27,810
Diluted EPS	$0.08	—	(d	)	$0.08	$0.02	$0.03	(d	)	$0.05

Notes:

(a)	Adjustment to exclude share-based compensation of $346 from operations of which $58 was reported in cost of revenues, $45 was reported in selling and marketing expenses and $243 was reported in general and administrative expenses in the unaudited condensed consolidated statements of operations.
(b)	Adjustment to exclude share-based compensation of $223 from operations of which $18 was reported in cost of revenues, $10 was reported in selling and marketing expenses and $195 was reported in general and administrative expenses in our unaudited condensed consolidated statements of operations.
(c)	Represent weighted average number of ordinary and dilutive shares outstanding
(d)	Non-GAAP diluted EPS is computed by dividing Non-GAAP net income by the weighted average number of ordinary and dilutive shares outstanding for the respective periods plus the number of ordinary shares resulting from the assumed conversion of the Series A, B-1, B-2 and B-3 convertible redeemable preferred shares as of the beginning of the prior year period.

For further information, please contact:

Melissa Ning

Director, Investor Relations

VanceInfo Technologies Inc.

Tel: +86-10-8282-5330

E-mail: ir@vanceinfo.com

Tip Fleming

Christensen

Tel: +852-2117 0861

Email: tfleming@ChristensenIR.com

Peter Homstaad

Christensen

Tel: +1-480-614-3000

Email: cgus@ChristensenIR.com